                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 INHIBITEX, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                 45719T 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                MARTIN P. SUTTER
                     10001 WOODLOCH FOREST DRIVE, SUITE 175
                           THE WOODLANDS, TEXAS 77380
                                 (281) 364-1555
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  JUNE 3, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SeeSection240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Essex Woodlands Health Ventures Fund V, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

            WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR  2(e)                                                    [ ]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
  NUMBER OF       7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,472,467 (includes 226,613 shares under
  OWNED BY                    exercisable warrants)
    EACH          --------------------------------------------------------------
  REPORTING       8     SHARED VOTING POWER
   PERSON
    WITH                      -0-
                  --------------------------------------------------------------
                  9     SOLE DISPOSITIVE POWER

                              1,472,467 (includes 226,613 shares under
                              exercisable warrants)
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                              -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,472,467 (includes 226,613 shares under exercisable warrants)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.3%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

            PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO.
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Essex Woodlands Health Ventures Fund V, L.L.C.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

            OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR  2(e)                                                    [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
  NUMBER OF       7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,472,467 (includes 226,613 shares under
  OWNED BY                    exercisable warrants)
    EACH          --------------------------------------------------------------
  REPORTING       8     SHARED VOTING POWER
   PERSON
    WITH                      -0-
                  --------------------------------------------------------------
                  9     SOLE DISPOSITIVE POWER

                              1,472,467 (includes 226,613 shares under
                              exercisable warrants)
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                              -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,472,467 (includes 226,613 shares under exercisable warrants)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.3%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

            OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO.
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            James L. Currie
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

            OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR  2(e)                                                    [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------------------------------------------------------------------
  NUMBER OF       7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  -0-
  OWNED BY        --------------------------------------------------------------
    EACH          8     SHARED VOTING POWER
  REPORTING
   PERSON                     1,472,467 (includes 226,613 shares under
    WITH                      exercisable warrants)
                  --------------------------------------------------------------
                  9     SOLE DISPOSITIVE POWER

                              -0-
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                              1,472,467 (includes 226,613 shares under
                              exercisable warrants)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,472,467 (includes 226,613 shares under exercisable warrants)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.3%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

            IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO.
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            J. Douglas Eplett, M.D.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

            OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR  2(e)                                                    [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------------------------------------------------------------------
  NUMBER OF       7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  -0-
  OWNED BY        --------------------------------------------------------------
    EACH          8     SHARED VOTING POWER
  REPORTING
   PERSON                     1,472,467 (includes 226,613 shares under
    WITH                      exercisable warrants)
                  --------------------------------------------------------------
                  9     SOLE DISPOSITIVE POWER

                              -0-
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                              1,472,467 (includes 226,613 shares under
                              exercisable warrants)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,472,467 (includes 226,613 shares under exercisable warrants)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.3%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

            IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO.
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Martin P. Sutter
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

            OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR  2(e)                                                    [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------------------------------------------------------------------
  NUMBER OF       7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  -0-
  OWNED BY        --------------------------------------------------------------
    EACH          8     SHARED VOTING POWER
  REPORTING
   PERSON                     1,472,467 (includes 226,613 shares under
    WITH                      exercisable warrants)
                  --------------------------------------------------------------
                  9     SOLE DISPOSITIVE POWER

                              -0-
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                              1,472,467 (includes 226,613 shares under
                              exercisable warrants)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,472,467 (includes 226,613 shares under exercisable warrants)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.3%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

            IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO.
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Immanuel Thangaraj
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

            OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR  2(e)                                                    [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------------------------------------------------------------------
  NUMBER OF       7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  -0-
  OWNED BY        --------------------------------------------------------------
    EACH          8     SHARED VOTING POWER
  REPORTING
   PERSON                     1,472,467 (includes 226,613 shares under
    WITH                      exercisable warrants)
                  --------------------------------------------------------------
                  9     SOLE DISPOSITIVE POWER

                              -0-
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                              1,472,467 (includes 226,613 shares under
                              exercisable warrants)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,472,467 (includes 226,613 shares under exercisable warrants)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.3%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

            IN
--------------------------------------------------------------------------------

                         ORIGINAL REPORT ON SCHEDULE 13D

Item 1. Security and Issuer

      This statement on Schedule 13D relates to 1,472,467 shares of common stock, no par value per share (the "Common Stock"), of Inhibitex, Inc. (the "Company") with its principal executive offices at 1165 Sanctuary Parkway, Suite 400, Alpharetta, Georgia 30004.

Item 2. Identity and Background

      (a) This Schedule 13D is being filed jointly by Essex Woodlands Health Ventures Fund V, L.P., a Delaware limited partnership (the "Partnership"), Essex Woodlands Health Ventures Fund V, L.L.C., a Delaware limited liability company and the general partner of the Partnership (the "General Partner"), James L. Currie, an individual, J. Douglas Eplett, M.D., an individual, Martin P. Sutter, an individual, and Immanuel Thangaraj, an individual (collectively, the "Reporting Persons").

      (b) The address of the principal business of each of the Reporting Persons is 10001 Woodloch Forest Drive, Suite 175, The Woodlands, Texas 77380.

      (c) The principal business of the Partnership is venture capital investments. The principal business of the General Partner is to act as the general partner of the Partnership. Messrs. Currie, Eplett, Sutter and Thangaraj are Managing Directors of the General Partner.

      (d) None of the Reporting Persons have during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) None of the Reporting Persons have during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Messrs. Currie, Eplett, Sutter and Thangaraj are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration

      200,000 shares of Common Stock covered by this statement on Schedule 13D were acquired on June 3, 2004 by the Partnership. The purchase was effected under the initial public offering of the Company's Common Stock, closing on June 3, 2004 (the "IPO") at the purchase price of $7.00 per share. The source of funds for such purchases was the working capital of the Partnership.

      11,290 shares of Common Stock covered by this statement on Schedule 13D were acquired on June 8, 2004 by the Partnership as a result of the issuance of Common Stock by the Company in final payment of accrued dividends to holders of the Company's Series D Preferred Stock.

      1,261,177 shares of Common Stock covered by this statement on Schedule 13D (including 226,613 shares exercisable under immediately exercisable warrants) were received by the Partnership upon the conversion of various series of preferred stock and other securities of the Company acquired by the Partnership while the Company had been a private company. Such conversion was effected upon the consummation of IPO. All such shares of preferred stock and other securities were acquired with working capital of the Partnership. Of such shares of Common Stock held by the Partnership on the date of the IPO pursuant to the conversion of such preferred stock and other securities, 226,613 shares are exercisable under warrants exercisable at a price of $14.07 per share, expiring with respect to 186,623 shares of Common Stock on February 7, 2007 and with respect to 39,990 shares of Common Stock on December 19, 2008.

Item 4. Purpose of Transaction

      The Reporting Persons acquired the Common Stock of the Company reported herein solely for the purpose of investment. The Reporting Persons may make additional purchases of Common Stock either in the open market or in private transactions depending on the Company's business, prospects and financial condition, the market for the Common Stock, general economic conditions, money and stock market conditions and other future developments.

      Except as described in this Schedule 13D, none of the Reporting Persons has any present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of
Schedule 13D. However, the Reporting Persons will continue to review the business of the Company and, depending upon one or more of the factors referred to above, may in the future propose that the Company take one or more such actions.

      The information contained in Item 3 of this Schedule 13D is hereby incorporated by reference.

Item 5. Interest in Securities of the Partnership

      TOTAL OUTSTANDING SHARES. According to information provided to the Reporting Persons by the Company, the number of shares of Common Stock outstanding on June 3, 2004 was 17,495,610.

      THE PARTNERSHIP. As of the date of filing of this Schedule 13D, the Partnership is the holder of record of 1,461,177 shares of Common Stock of the Company (including 226,613 shares exercisable under immediately exercisable warrants), representing approximately 8.3% of the Common Stock outstanding, and has sole voting and investment power with respect to such securities.

      THE GENERAL PARTNER. The General Partner of the Partnership may also be deemed to have sole voting and investment power with respect to such securities. The General Partner disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein.

      MESSRS. CURRIE, EPLETT, SUTTER AND THANGARAJ. Under the operating agreement of the General Partner, Messrs. Currie, Eplett, Sutter and Thangaraj have the power by unanimous consent (i) to cause the Partnership to buy and sell marketable securities of portfolio companies and (ii) to direct the voting of such securities. As a result, Messrs. Currie, Eplett, Sutter and Thangaraj may also be deemed to have shared dispositive power and shared voting power with respect to the securities held by the Partnership. In addition, Dr. Eplett is a member of the Company's Board of Directors. As a result, Dr. Eplett is deemed to be an affiliate of the Company pursuant to rules and regulations promulgated by the Securities and Exchange Commission. Messrs. Currie, Eplett, Sutter and Thangaraj disclaim beneficial ownership of such securities except to the extent of their respective pecuniary interests therein.

      Other than the purchase of 200,000 shares of Common Stock by the Partnership and the acquisition of 11,290 shares of Common Stock by the Partnership for accrued dividends, both as described in Item 3 hereof, none of the Reporting Persons has effected any transactions in the securities of the Company during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Company

      The information contained in Item 3 of this Schedule 13D is hereby incorporated by reference.

Item 7. Material to be filed as Exhibits

      Exhibit A: Joint Filing Agreement, dated June 15, 2004.

                                   SIGNATURES

      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: June 15, 2004               ESSEX WOODLANDS HEALTH VENTURES V, L.P.

                                     By: Essex Woodlands Health Ventures V, LLC

                                         /s/ Martin P. Sutter
                                     -------------------------------------------
                                     Name:  Martin P. Sutter
                                     Title: Managing Director


                                   ESSEX WOODLANDS HEALTH VENTURES V, LLC

                                      /s/ Martin P. Sutter
                                   ---------------------------------------------
                                   Name:  Martin P. Sutter
                                   Title: Managing Director

                                      /s/ James L. Currie
                                   ---------------------------------------------
                                   Name:  James L. Currie

                                      /s/ J. Douglas Eplett
                                   ---------------------------------------------
                                   Name:  J. Douglas Eplett

                                      /s/ Martin P. Sutter
                                   ---------------------------------------------
                                   Name:  Martin P. Sutter

                                      /s/ Immanuel Thangaraj
                                   ---------------------------------------------
                                   Name:  Immanuel Thangaraj